BD 3/30

SECURITIE 07006116 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066131

RECEIVED MAIL PROCESSING SECTION MAR - 1 2007 WASH. D.C. 186

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richardson Barr Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Five Post Oak Park, Suite 2360, 4400 Post Oak Parkway
(No. and Street)

Houston	Texas	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen L. Barr, Designated Principal (713) 585-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stevens, Henry & Matthews LLP
(Name – *if individual, state last, first, middle name*)

1177 West Loop South, Suite 600	Houston	Texas	77027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/5

OATH OR AFFIRMATION

I, Stephen L. Barr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richardson Barr Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Designated Principal

Title

NOTARY PUBLIC STATE OF TEXAS
Mary Lynn McKeown
My Commission Expires
05/16/2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Richardson Barr Securities, Inc.

Address: 4400 Post Oak Parkway, Suite 2360, Houston, Texas 77027

Telephone: (713) 585-3300

SEC Registration Number: 8-66131

NASD Registration Number: 128406

(ii) Accounting Firm

Name: Stevens, Henry & Matthews LLP

Address: 1177 West Loop South, Suite 600
Houston, Texas 77027

Telephone: 713-621-1177

Accountant's State Registration Number:

(iii) Audit date covered by the Agreement:

(Month)	(Day)	(Year)
12	31	

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(✓) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: ______________________

Name: SCOTT H. RICHARDSON

(By Firm's FINOP or President)

Title: FINOP Date: 2/16/2007

SHM

STEVENS,
HENRY &
MATTHEWS
LLP

Certified Public Accountants

SEC MAIL PROCESSING RECEIVED MAR - 1 2007 WASH. D.C. 186 SECTION

February 16, 2007

Mr. Scott Richardson
Mr. Steve Barr
Richardson Barr Securities, Inc.
4400 Post Oak Parkway
Suite 2360
Houston, Texas 77027

Dear Mr. Richardson and Mr. Barr:

We are pleased to confirm our understanding of the services we are to provide for Richardson Barr Securities, Inc. for the year ended December 31, 2006 and each successive year thereafter unless terminated by either party.

We will audit the statement of financial condition of Richardson Barr Securities, Inc., as of December 31, 2006, and each successive year end, and the related statement of income, statement of changes in stockholder's equity and statement of cash flows for the year ended December 31, 2006 and each successive year end, in accordance with auditing standards generally accepted in the United States of America.

Richardson Barr Securities, Inc. files its federal income tax return as a member of a consolidated group of corporations whose common parent is Richardson Barr Financial Group, Inc. We will also prepare the federal income tax return for Richardson Barr Financial Group, Inc. for the year ended December 31, 2006.

The objective of our audit is the expression of an opinion about whether your financial statements are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit will be conducted in accordance with U.S. generally accepted auditing standards and will include tests of your accounting records and other procedures we consider necessary to enable us to express such an opinion. If our opinion is other than unqualified, we will discuss the reasons with you in advance. If, for any reason, we are unable to complete the audit or are unable to form or have not formed an opinion, we may decline to express an opinion or to issue a report as a result of this engagement.

The objective also includes reporting on internal controls over items specified in SEC Rule 17a-5(g). The report on internal control will include a statement that the report is intended for the information

and use of management, the SEC, the NASD and other regulatory agents which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties. We will obtain an understanding of the design of the relevant controls and whether they have been placed in operation, and we will assess control risk. Tests of controls may be performed to test the effectiveness of certain controls that we consider relevant to SEC Rule 17a-5(g). Our test, if performed, will be less in scope than would be necessary to render an opinion on internal control and, accordingly, no opinion will be expressed in our report on internal control issues pursuant to SEC Rule 17a-5(g).

Our procedures will include tests of documentary evidence supporting the transitions recorded in the accounts, and direct confirmation of investments and certain other assets and liabilities by correspondence with selected customers, creditors, and financial institutions. We will also request written representations from your attorneys as part of the engagement, and they may bill you for responding to this inquiry. At the conclusion of our audit, we will require certain written representations from you about the financial statements and related matters.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; therefore, our audit will involve judgment about the number of transactions to be examined and the areas to be tested. We will plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether from errors, fraudulent financial reporting, misappropriation of assets, or violations of laws or governmental regulations that are attributable to the entity or to acts by management or employees acting on behalf of the entity.

Because an audit is designed to provide reasonable, but not absolute, assurance and because we will not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us. In addition, an audit is not designed to detect immaterial misstatements or violations of laws or governmental regulations that do not have a direct and material effect on the financial statements. However, we will inform you of any material errors that come to our attention, and we will inform you of any fraudulent financial reporting or misappropriation of assets that come to our attention. We will also inform you of any violations of laws or governmental regulations that come to our attention, unless clearly inconsequential. Our responsibility as auditors is limited to the period covered by our audit and does not extend to any later periods for which we are not engaged as auditors.

Our audit will include obtaining an understanding of internal control sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures to be performed for the purpose of expressing our opinions on the Company's financial statements and on its internal controls related to items in SEC Rule 17a-5(g). . An audit is not designed to provide assurance on internal control or to identify deficiencies in internal control. However, during the audit, we will communicate to you internal control related matters that are required to be communicated under professional standards.

You are responsible for establishing and maintaining internal controls, including monitoring ongoing activities; for the selection and application of accounting principles; and for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with U.S. generally accepted accounting principles. You are responsible for management decisions and functions; for designating an individual (Steve Barr) with suitable sill, knowledge, or experience to oversee tax services and any other nonattest services we provide; and for evaluating the adequacy and results of those services and accepting responsibility for them.

You are responsible for making all financial records and related information available to us and for the accuracy and completeness of that information. We will advise you about appropriate accounting principles and their application and will assist in the preparation of your financial statements, but the responsibility for the financial statements remains with you. Your responsibilities include adjusting the financial statements to correct material misstatements and for confirming to us in the management representation letter that the effects of any uncorrected misstatements aggregate by us during the current engagement and pertaining to the latest period presented are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

You are responsible for the design and implementation of programs and controls to prevent and detect fraud, and for informing us about all known or suspected fraud affecting the company involving (a) management, (b) employees who have significant roles in internal control, and (c) others where the fraud could have a material effect on the financial statements. Your responsibilities include informing us of your knowledge of any allegations of fraud or suspected fraud affecting the company received in communications from employees, former employees, regulators, or others. In addition, you are responsible for identifying and ensuring that Richardson Barr Securities, Inc., complies with applicable laws and regulations.

We understand that your employees will prepare all cash or other confirmations we request and locate any documents selected by us for testing.

We expect to begin our audit on approximately February 16, 2007. Our audit engagement ends on delivery of our audit report. Any follow-up services that might be required will be a separate, new engagement. The terms and conditions of that new engagement will be governed by a new, specific engagement letter for that service.

We estimate that our fees for these services will be $12,500. You will also be billed for travel and other out-of-pocket costs such as report productions, typing, postage, etc. The fee estimate is based on anticipated cooperation from your personnel and the assumption that unexpected circumstances will not be encountered during the audit. If significant additional time is necessary, we will discuss it with you and arrive at a new fee estimate before we incur the additional costs. Our invoices are payable upon presentation. In accordance with our firm policies, work may be suspended if your account becomes 30 days or more overdue and will not be resumed until your account is paid in full. If we elect to terminate our services for nonpayment, our engagement will be deemed to have been

completed upon written notification of termination, even if we have not completed our report. You will be obligated to compensate us for all time expended and to reimburse us for all out-of-pocket expenditures through the date of termination.

We appreciate the opportunity to be of service to you and believe this letter accurately summarizes the significant terms of our engagement. If you have any questions, please let us know. If you agree with the terms of our engagement as described in this letter, please sign the enclosed copy and return it to us.

Very truly yours,

Stevens, Henry & Matthews LLP

RESPONSE:

This letter correctly sets forth the understanding of Richardson Barr Securities, Inc.

Officer signature: ______________________

Title: VP

Date: 2/16/2007

TABLE OF CONTENTS

SHM
STEVENS,
HENRY &
MATTHEWS
LLP

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Richardson Barr Securities, Inc.

We have audited the accompanying statement of financial condition of Richardson Barr Securities, Inc. (the Company), as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Richardson Barr Securities, Inc. is a wholly owned subsidiary of Richardson Barr Financial Group. A Services Agreement exists between these two entities where Richardson Barr Financial Group provides services and pays certain overhead costs for Richardson Barr Securities, Inc. The fees charged for these services and overhead expenses are determined based on fees collected by Richardson Barr Securities, Inc.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richardson Barr Securities, Inc., as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Steven Henry & Matthews

Houston, Texas
February 23, 2007

RICHARDSON BARR SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash	$ 140,998
Accounts receivable	103,342
Prepaid assets	10,481
Total assets	$ 254,821

LIABILITIES AND STOCKHOLDER'S EQUITY

Income taxes payable to parent	$ 102,893
Total liabilities	102,893
Common stock – 100,000 shares authorized, 10,000 shares issued and outstanding	10,000
Additional paid-in capital	16,840
Retained earnings	125,088
Total liabilities and stockholder's equity	$ 254,821

See accompanying notes and accountant's report.

RICHARDSON BARR SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2006

REVENUES	
Advisory fees	$ 12,713,423
Other income	450,684
Interest income	1,452
Total revenues	13,165,559
EXPENSES	
Services and overhead	12,811,885
NASD expenses	16,989
Legal & Accounting	12,360
Other Expenses	834
Total expenses	12,842,068
Net income before taxes	323,491
Income taxes:	
Provision for federal income tax	102,893
State franchise tax	20,864
Net income	$ 199,734

See accompanying notes and accountant's report.

RICHARDSON BARR SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2005	$ 10,000	$ 16,840	$ 299,531	$ 326,371
Dividends	-0-	-0-	(374,177)	(374,177)
Net income	-0-	-0-	199,734	199,734
Balance at December 31, 2006	$ 10,000	$ 16,840	$ 125,088	$ 151,928

See accompanying notes and accountant's report.

RICHARDSON BARR SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2006

Cash flows from operating activities:	
Net Income	$ 199,734
Decrease in accounts receivable	5,408
Increase in prepaid assets	(296)
Decrease in taxes payable	(48,405)
Decrease in refundable deposits	(35,000)
Net cash provided by operating activities	121,441
Cash flows from investing activities:	-0-
Cash flows from financing activities:	
Dividends paid	(374,177)
Net cash used by financing activities	(374,177)
Net decrease in cash	(252,736)
Cash and cash equivalents, beginning of year	393,734
Cash and cash equivalents, end of year	$ 140,998
Supplemental Disclosure:	
Taxes paid to parent	$ 151,298

See accompanying notes and accountant's report.

RICHARDSON BARR SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies**

Nature of the Business

Richardson Barr Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers (NASD) and is registered with various states' securities commissions. The Company's primary business is providing brokerage services to clients. The Company is a Texas corporation formed on May 30, 2003. The Company is a wholly owned subsidiary of Richardson Barr Financial Group, Inc. (the "Parent").

Income Taxes

The Company intends to elect to file its federal income tax return as a member of a consolidated group of corporations whose common parent is Richardson Barr Financial Group, Inc. As a member of such group, the company's income, deductions and credits will be included with the income, deductions, and credits of other members of the group in determining consolidated taxable income.

The tax liability will, therefore, be determined using the consolidated amounts. Each member of the consolidated group will be allocated its portion of the consolidated federal income tax liability or credited with its portion of any operating losses. Such allocation is reflected on the books of the company for the current year as tax expense of $102,893.

Additionally, the company will provide deferred taxes on temporary differences between the financial reporting basis and the tax methods of accounting. During the current year, there were no significant temporary differences to record.

Revenue Recognition

Advisory fees are recognized as revenue as services are provided, typically when the applicable transaction closes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk

Cash is the primary financial instrument that subjects the Company to concentration of credit risk. The Company maintains its cash in a bank selected based upon management's assessment of the bank's financial stability. Cash balances periodically exceed the $100,000 federal depository insurance limit. Transactions closed with four customers accounted for 64.76% of the Company's revenue.

Cash and Cash Equivalents

The company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of approximately $38,105, which was $33,105 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.70 to 1. The net capital rules may effectively restrict the payment of cash dividends.

3. Services Agreement with Parent

On June 17, 2003 the Company entered into a Services Agreement with its Parent to provide certain services to the Company for a fee. Services include office and secretarial services, accounting, use of office facilities, insurance and other indirect expenses of operating. Through June 30, 2006, the service fee was computed by the Parent and varied on a monthly basis depending on advisory fees collected. In addition to the service fee, the Parent invoiced the Company for overhead costs. Such expenses were determined by the Board of Directors of the Parent. The Services Agreement was amended and restated as of July 1, 2006. Under the amended Services Agreement, the Parent pays all overhead expenses of the Company, which includes, among other things, rent, office equipment, supplies, utilities, telephone, printing, salaries, secretarial services, bookkeeping services and other expenses related to the Company's operations. As compensation for these services, the Company pays the Parent Company a services and overhead fee of 95% of each fee collected.

RICHARDSON BARR SECURITIES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2006

Net Capital:	
Stockholder's equity	$ 151,928
Less non-allowable assets	(113,823)
Net capital before haircuts on securities position	38.105
Haircuts on securities	-0-
Net capital	$ 38,105
Net capital requirement	$ 5,000
Net capital in excess of required amount	33,105
Net capital	$ 38,105
Aggregate indebtedness:	
Income taxes payable to parent	$ 102,893
Ratio of aggregate indebtedness to net capital	2.70 to 1

Note: Computed regulatory net capital and aggregate indebtedness do not differ from that disclosed in the amended FOCUS report as of December 31, 2006 filed by Richardson Barr Securities, Inc. with the National Association of Securities Dealers on Part II of Form X-17A-5.

RICHARDSON BARR SECURITIES, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2006

The Company is in compliance with the exemption provisions of SEC Rule 15c3-3 (k) (2) (i) in that it carried no margin accounts, handled no customer's funds or securities, and held no funds or securities for or owed no money or securities to its customers.

RICHARDSON BARR SECURITIES, INC.
SCHEDULE III – STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
As of December 31, 2006

NONE

SHM

STEVENS,
HENRY &
MATTHEWS
LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Richardson Barr Securities, Inc.

In planning and performing our audit of the financial statements of Richardson Barr Securities, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1177 West Loop South, Suite 600 • Houston, Texas 77027 • T 713-621-1177 • F 713-621-1176 • W advisorsthatcount.com

Advisors That Count

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stevens, Henry & Matthews

Stevens, Henry & Matthews
Houston, Texas
February 23, 2007

END